Exhibit 99.3

PENGROWTH
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class
Holder Account Number
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Form of Proxy - Annual and Special Meeting to be held on Tuesday, June 20, 2017
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
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8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 3:00 p.m., Calgary time, on Friday, June 16, 2017
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
To Vote Using the Telephone
Call the number listed BELOW from a touch tone telephone.
1-866-732-VOTE (8683) Toll Free
To Vote Using the Internet
Go to the following web site: www.investorvote.com
Smartphone? Scan the QR code to vote now.
To Recieve Documents Electronically
You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.
If you vote by telephone or the Internet, DO NOT mail back this proxy.
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER
01BHWA

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Appointment of Proxyholder

I/We being holder(s) ("**Shareholders**") of common shares ("**Common Shares**") of **Pengrowth Energy Corporation** (the "**Corporation**") hereby appoint(s): **Derek W. Evans**, the President and Chief Executive Officer of the Corporation, of Calgary, Alberta, or failing him, **Kelvin B. Johnston**, Chairman of the Board of Directors of the Corporation, of Calgary, Alberta

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the **Annual and Special Meeting** (the "**Meeting**"), of shareholders of **Pengrowth Energy Corporation** to be held at the Livingston Club Conference Centre, Plus 15 Level, 222 3rd Avenue SW., Calgary, Alberta on Tuesday, June 20, 2017 at 3:00 p.m. (Calgary time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Withhold
1. Appointment of Auditors Appointment of **KPMG LLP** as auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

2. Election of Directors

	For
VOTE **FOR** all nominees listed below (or vote for individual nominees below)	☐

	For	Withhold		For	Withhold		For	Withhold
01. Derek W. Evans	☐	☐	02. Wayne K. Foo	☐	☐	03. Kelvin B. Johnston	☐	☐
04. James D. McFarland	☐	☐	05. A. Terence Poole	☐	☐	06. Jamie C. Sokalsky	☐	☐
07. D. Michael G. Stewart	☐	☐						

	For	Against
3. Reduction of Stated Capital To consider and, if deemed advisable, approve a special resolution approving the reduction of the stated capital account for the Corporation's Common Shares by $1.35 billion, the full text of which resolution is set forth in the information circular of the Corporation dated May 5, 2017.	☐	☐

	For	Against
4. Executive Compensation To vote in an advisory, non-binding capacity on a resolution to accept, the Corporation's approach to executive compensation, the full text of which resolution is set forth in the information circular of the Corporation dated May 5, 2017.	☐	☐

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At the discretion of the proxyholder, to vote upon any amendment or variation of the above matters or any other matters which may properly come before the Meeting or any adjournment thereof.

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

■ PEQQ 224243 AR2 +

01BHXC